Pricing Term Sheet

NUSTAR ENERGY L.P.

9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer	NuStar Energy L.P.

Expected Security Ratings (Moody’s / S&P / Fitch)*	Ba3 (negative) / B (negative) / B+ (stable)

Trade Date	November 27, 2017

Settlement Date	November 30, 2017 (T + 3)

Title of Securities	9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	6,000,000 units.

Option to Purchase Additional Units	We have granted the underwriters an option for a period of 30 days from the date of the prospectus supplement to purchase up to an additional 900,000 Series C Preferred Units from us on the same terms and conditions. The information in the prospectus supplement assumes no exercise of the underwriters’ option to purchase additional Series C Preferred Units.

Public Offering Price	$25.00 per unit; $150,000,000 total (assuming no exercise of the option to purchase additional units).

Underwriting Discounts	$0.7875 per unit for retail orders. $0.5000 per unit for institutional orders. $4,345,097.50 total (assuming no exercise of the option to purchase additional units).

Net Proceeds	$144,654,902.50 (assuming no exercise of the option to purchase additional units and after deducting underwriting discounts and commissions and estimated offering expenses).

Maturity Date	Perpetual (unless redeemed by the issuer on or after December 15, 2022 or in connection with a Rating Event or a Change of Control).

Liquidation Preference	$25.00 plus accumulated and unpaid distributions.

Distribution Payment Dates and Record Dates	Quarterly in arrears on the 15th day of March, June, September and December of each year (each, a “Distribution Payment Date”), commencing March 15, 2018, to holders of record as of the close of business on the first business day of the month of the applicable Distribution Payment Date.

Distribution Rate	The initial distribution rate for the units from and including the date of original issue to, but not including, December 15, 2022 will be 9.00% per annum of the $25.00 liquidation preference per unit (equal to $2.25 per unit per annum). On and after December 15, 2022, distributions on the units will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 6.88%.

Optional Redemption upon a Rating Event	At any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $25.50 (102% of the liquidation preference of $25.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared.

Optional Redemption on or After December 15, 2022	At any time on or after December 15, 2022, the issuer may redeem, in whole or in part, the units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

Optional Redemption upon a Change of Control	Upon the occurrence of a Change of Control, the issuer may, at its option, redeem the units in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per unit, plus all accumulated and unpaid distributions to, but not including, the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap	1.7928

CUSIP/ISIN	67058H 409 / US67058H4092

Joint Book-Running Managers	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers

B. Riley FBR, Inc.

Citigroup Global Markets Inc.

Barclays Capital Inc.

U.S. Bancorp Investments, Inc.

SMBC Nikko Securities America, Inc.

DNB Markets, Inc.

TD Securities (USA) LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Listing	The Issuer intends to file an application to list the units on the New York Stock Exchange (“NYSE”) under the symbol “NSprC”. If the application is approved, trading of the units on the NYSE is expected to commence within 30 days after their original issue date. The underwriters have advised us that they intend to make a market in the Series C Preferred Units prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series C Preferred Units will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

*Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Wells Fargo Securities, LLC at 1-800-645-3751, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC at (212) 834-4533 and RBC Capital Markets, LLC at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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